                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of June 2003.

                       ASHANTI GOLDFIELDS COMPANY LIMITED

                 (Translation of Registrant's Name Into English)

                        Gold House, Patrice Lumumba Road
                           Roman Ridge, P.O. Box 2665
                                  Accra, Ghana

                    (Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F X           Form 40-F___
                                   --

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                  Yes ___            No X
                                                        --

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    June 25, 2003                  ASHANTI GOLDFIELDS COMPANY LIMITED



                                            By:  /s/ Ernest Abankroh
                                                 -----------------------
                                            Name:  Ernest Abankroh
                                            Title:  Company Secretary

                                 [ASHANTI LOGO]

                           P R E S S   R E L E A S E

FOR IMMEDIATE RELEASE                                               25 JUNE 2003


                   ASHANTI CHIEF EXECUTIVE SAM JONAH KNIGHTED


Ashanti Goldfields Company Limited (Ashanti) is delighted to announce that Dr. Sam Jonah, the Chief Executive Officer, is today being formally awarded a Knighthood at St. James's Palace. This follows an announcement late last year by the British High Commission in Ghana that Her Majesty, Queen Elizabeth II of Great Britain & Northern Ireland and Head of the Commonwealth, had honoured him with an Honorary Knighthood.

The award is in recognition of Dr. Jonah's exceptional achievements as an African businessman, a leading business executive from the Commonwealth and an international public figure. Under his leadership, Ashanti Goldfields, a single mine company in 1994, has evolved to a multinational gold producer, with three mines in Ghana and three others in Tanzania, Guinea and Zimbabwe, each being the largest in their respective country.

As a non-British citizen, the award by Her Majesty the Queen is in the honorary category, and Dr. Jonah will now be addressed as Mr Sam Esson Jonah, KBE.

ENDS

ENQUIRIES:

ASHANTI GOLDFIELDS COMPANY LIMITED

Kweku Awotwi, MD Responsible for Investor Relations           +233 24-317-635
Corinne Gaisie: UK Representative                             +44-207-256-9938

GRANDFIELD (MEDIA ENQUIRIES)
Matthew Jervois                                               +44 207-417-4170



NOTES TO EDITORS:

Ashanti Goldfields Company Limited (Ashanti) is an African-based international gold mining and exploration group with six producing mines in four African countries: Ghana, Guinea, Tanzania and Zimbabwe. The mines in which the Group has interests have over 27 million ounces of proved and probable gold reserves and Ashanti has exploration projects in eight African countries. Ashanti is listed on four international stock exchanges.


In addition to his role as Chief Executive of Ashanti, Dr. Jonah serves on the Business Advisory Council of the United Nations Office for Project Services (UNOPS), the International Investment Advisory Council of the Republic of South Africa and the

President's Investors Advisory Council in Ghana. Dr. Jonah is on the boards of Lonmin Plc, the Commonwealth African Investment Fund (COMAFIN) and Ecobank Transnational Incorporated (ETI). He is also a member of the United Nation's Global Compact on governance.

Dr Jonah is a member of the African Advisory Board of the London Business School, the governing body of the School of Oriental and African Studies of the University of London as well as a member of the Camborne School of Mines' Trust at the University of Exeter in the United Kingdom. He is also Chancellor of the University of Cape Coast, in Ghana.

Dr. Jonah has received several awards and honours, including an honorary Doctor of Science (D.Sc.) degree awarded jointly from his alma mater, the Camborne School of Mines and the University of Exeter (UK) thus making him only the second past student in Camborne's history to be so honoured.